SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (Amendment No. 1)*



                            CPI AEROSTRUCTURES, INC.
                            ------------------------
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                    125919308
                                 --------------
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                                 Graubard Miller
                          600 Third Avenue, 32nd Floor
                            New York, New York 10016
                            Telephone: (212) 818-8800


                                  June 18, 2002
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------              -------------------------------------

CUSIP No. 125919308           SCHEDULE 13D Page 2 of 5 Pages
-----------------------------              -------------------------------------


--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Edward J. Fred

--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|_|
                                                                          (b)|_|

--------- ----------------------------------------------------------------------

3         SEC USE ONLY


--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
--------- ----------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------- ------ ----------------------------------------------

                           7      SOLE VOTING POWER

                                  405,102 shares
NUMBER OF
SHARES
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY
EACH                       8      SHARED VOTING POWER
REPORTING
PERSON                            -0-
WITH
                           ------ ----------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  405,102 shares
                           ------ ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  -0-
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          405,102 Shares
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.7%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------              -------------------------------------

CUSIP No. 125919308           SCHEDULE 13D Page 3 of 5 Pages
-----------------------------              -------------------------------------


Item 1.  Securities and Issuer

         The class of equity securities to which this statement relates is the Common Stock, $.001 par value, of CPI Aerostructures, Inc. ("Company"), a New York corporation, whose principal executive offices are located at 200A Executive Drive, Edgewood, New York 11717.

         The percentage of beneficial ownership reflected in this Schedule 13D is based upon 2,774,669 shares of Common Stock outstanding as of July 1, 2002.

Item 2.  Identity and Background

         This statement is filed on behalf of Edward J. Fred. Mr. Fred's business address is 200A Executive Drive, Edgewood, New York 11717.

         Mr. Fred has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         Mr. Fred has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

         Mr. Fred's principal business occupation is President, Chief Financial Officer, Secretary and Director of the Company. Mr. Fred is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Fred was granted an option to purchase 100,000 shares of the Company's Common Stock on June 18, 2002, at an exercise price of $6.35 per share. The option became fully exercisable upon grant and expires on June 18, 2012.

         Mr. Fred beneficially owns 405,102 shares of Common Stock, which includes 405,002 shares of Common Stock issuable upon the exercise of options which are currently exercisable.

Item 4.  Purpose of Transactions

         The option grant being reported upon in this Schedule 13D was granted in connection with Mr. Fred's employment. All of the shares beneficially owned by Mr. Fred specified in Item 3 above are held by Mr. Fred for investment purposes. Mr. Fred may undertake one or more of the actions set forth below.

         (a) Mr. Fred may acquire additional securities from time to time in the market or in private transactions. Mr. Fred owns options to purchase an aggregate of 405,002 shares of the Company's Common Stock, at exercise prices ranging from $1.20 to $8.46, all of which options are currently exercisable.

-----------------------------              -------------------------------------

CUSIP No. 125919308           SCHEDULE 13D Page 4 of 5 Pages
-----------------------------              -------------------------------------


         Other than the rights described above and except that Mr. Fred may be issued options to purchase additional shares of Common Stock in the future, Mr. Fred does not have any agreement to acquire any additional Common Stock at this time and does not plan to dispose of any securities of the Company at this time.

         (b) As a director and officer of the Company, Mr. Fred is involved in making material business decisions regarding the Company's policies and practices and may be involved in the consideration of various proposals considered by the Company's Board of Directors. Notwithstanding the foregoing, except as discussed above and in the ordinary course as a director and officer of the Company, Mr. Fred does not have any present plans or proposals which would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; any change in the present Board of Directors of management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

         Mr. Fred was granted options to purchase 100,000 shares of Common Stock on July 18, 2002, directly from the Company. The options are immediately exercisable and expire on July 18, 2012. The exercise price per share is $6.35. Accordingly, Mr. Fred may be deemed to be the beneficial owner of an aggregate of 405,102 shares of Common Stock. This represents a beneficial ownership equal to 12.7% of the outstanding Common Stock of the Company. Mr. Fred has sole power to exercise the options and to vote and dispose of the shares of Common Stock, including the Common Stock issuable upon the exercise of options .

Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

         None.

Item 7.    Materials to be Filed as Exhibits

         Exhibit
           No.             Description

         10.56 Stock Option Agreement, between the Company and Mr. Fred, dated July 18, 2002.

-----------------------------              -------------------------------------

CUSIP No. 125919308           SCHEDULE 13D Page 5 of 5 Pages
-----------------------------              -------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   July 12, 2002
                                                   -----------------------------
                                                   Date



                                                    /s/ Edward J. Fred
                                                   -----------------------------
                                                   Edward J. Fred

                                                                   EXHIBIT 10.56

                             STOCK OPTION AGREEMENT


         AGREEMENT, made as of the 18th day of June, 2002 by and between CPI Aerostructures, Inc., a New York corporation ("Company") with principal offices located at 200A Executive Drive Edgewood, New York 11717, and Edward J. Fred ("Employee") residing at 126 Brentwood Pkwy, Brentwood, NY 11717.

         WHEREAS, on June 18, 2002 ("Grant Date"), pursuant to the terms and conditions of the Company's Performance Equity Plan 2000 ("Plan"), the Board of Directors of the Company authorized the grant to the Employee of an option ("Option") to purchase an aggregate of 100,000 shares of the authorized but unissued common stock of the Company, $.001 par value ("Common Stock"), conditioned upon the Employee's acceptance thereof upon the terms and conditions set forth in this Agreement and subject to the terms of the Plan (capitalized terms used herein and not otherwise defined have the meanings set forth in the
Plan); and

         WHEREAS, the Employee desires to acquire the Option on the terms and conditions set forth in this Agreement and subject to the terms of the Plan;

         IT IS AGREED:

         1. Grant of Stock Option. The Company hereby grants to the Employee the right and option to purchase all or any part of an aggregate of 100,000 shares of the Common Stock ("Option Shares") on the terms and conditions set forth herein and subject to the provisions of the Plan.

         2. Non-Incentive Stock Option. The Option represented hereby is not intended to be an Option that qualifies as an "Incentive Stock Option" under
Section 422 of the Internal Revenue Code of 1986, as amended.

         3. Exercise Price. The exercise price ("Exercise Price") of the Option is $6.35 per share, subject to adjustment as hereinafter provided.

         4. Exercisability. Subject to the terms and conditions of the Plan and this Agreement, this Option is exercisable immediately to the extent of all of the Option Shares and shall remain exercisable until the close of business on June 18, 2012 ("Exercise Period").

         5. Effect of Termination of Employment.

                  5.1. Termination Due to Death. If Employee's employment by the Company terminates by reason of death, the Option may thereafter be exercised by the legal representative of the estate or by the legatee of the Employee under the will of the Employee, for a period of 12 months from the date of such death or until the expiration of the Exercise Period, whichever period is shorter.

                  5.2. Termination Due to Disability. If Employee's employment by the Company terminates by reason of Disability, the Option may thereafter be exercised by the Employee or legal representative for a period of 12 months from the date of such termination or until the expiration of the Exercise Period, whichever period is shorter.

                  5.3. Termination by the Company Without Cause and/or Due to Retirement. Subject to Section 5.5, if Employee's employment is terminated by the Company without cause or due to Normal Retirement, then the Option may be exercised for a period of three years from the date of such termination or until the expiration of the Exercise Period, whichever is shorter.

                  5.4. Other Termination.

                  (a) If Employee's employment is terminated for any reason other than (i) death, (ii) Disability, (iii) Normal Retirement, or (iv) without cause by the Company, the Option shall expire on the date of termination of employment.

                  (b) In the event the Employee's employment is terminated by the Company for cause, the Board of Directors, in its sole discretion, may annul any award granted hereunder and require the Employee to return to the Company the economic benefit of any Option Shares purchased hereunder by the Employee within the 12 month period prior to the date of termination. In such event, the Employee hereby agrees to remit to the Company, in cash, an amount equal to the difference between the Fair Market Value of the Option Shares on the date of termination (or the sales price of such Shares if the Option Shares were sold during such 12 month period) and the Exercise Price of such Shares.

                  5.5. Competing With the Company. If a Employee's employment with the Company or a Subsidiary is terminated for any reason whatsoever, and within 12 months after the date thereof such Employee either (i) accepts employment with any competitor of, or otherwise engages in competition with, the Company or any of its Subsidiaries, (ii) solicits any customers or employees of the Company or any of its Subsidiaries to do business with or render services to the Employee or any business with which the Employee becomes affiliated or to which the Employee renders services or (iii) uses or discloses to anyone outside the Company any confidential information or material of the Company or any of its Subsidiaries in violation of the Company's policies or any agreement between the Employee and the Company or any of its Subsidiaries, the Committee, in its sole discretion, may require such Employee to return to the Company the economic value of any award that was realized or obtained by such Employee at any time during the period beginning on the date that is 12 months prior to the date such Employee's employment with the Company is terminated. In such event, Employee agrees to remit the economic value to the Company in accordance with Section 5.4(b).

         6. Withholding Tax. Not later than the date as of which an amount first becomes includible in the gross income of the Employee for Federal income tax purposes with respect to the Option, the Employee shall pay to the Company, or make arrangements satisfactory to the Committee regarding the payment of, any Federal, state and local taxes of any kind required by law to be withheld or paid with respect to such amount ("Withholding Tax"). The obligations of the Company under the Plan and pursuant to this Agreement shall be conditional upon such payment or arrangements with the Company and the Company shall, to the extent permitted by law, have the right to deduct any Withholding Taxes from any payment of any kind otherwise due to the Employee from the Company.

         7. Adjustments. In the event of any change in the shares of Common Stock of the Company as a whole occurring as the result of a common stock split, or reverse split, common stock dividend payable on shares of Common Stock, combination or exchange of shares, or other extraordinary or unusual event occurring after the grant of the Option, the Board of Directors shall determine, in its sole discretion, whether such change equitably requires an adjustment in the terms of this Option or the aggregate number of shares reserved for issuance under the Plan. Any such adjustments will be made by the Board of Directors, whose determination will be final, binding and conclusive.

         8. Method of Exercise.

                  8.1. Notice to the Company. The Option shall be exercised in whole or in part by written notice in substantially the form attached hereto as Exhibit A directed to the Company at its principal place of business accompanied by full payment as hereinafter provided of the exercise price for the number of Option Shares specified in the notice and of the Withholding Taxes, if any.

                  8.2. Delivery of Option Shares. The Company shall deliver a certificate for the Option Shares to the Employee as soon as practicable after payment therefor.

                  8.3. Payment of Purchase Price.

                           8.3.1. Cash Payment. The Employee shall make cash
payments by wire transfer, certified or bank check or personal check, in each case payable to the order of the Company; the Company shall not be required to deliver certificates for Option Shares until the Company has confirmed the receipt of good and available funds in payment of the purchase price thereof.

                           8.3.2. Cashless Payment. Provided that prior approval
of the Company has been obtained, the Employee may use Common Stock of the Company owned by him or her to pay the purchase price for the Option Shares by delivery of stock certificates in negotiable form which are effective to transfer good and valid title thereto to the Company, free of any liens or encumbrances. Shares of Common Stock used for this purpose shall be valued at the Fair Market Value.

                           8.3.3. Payment of Withholding Tax. Any required
Withholding Tax may be paid in cash or with Common Stock in accordance with Sections 8.3.1 and 8.3.2.

                           8.3.4. Exchange Act Compliance. Notwithstanding the
foregoing, the Company shall have the right to reject payment in the form of Common Stock if in the opinion of counsel for the Company, (i) it could result in an event of "recapture" under Section 16(b) of the Securities Exchange Act of 1934; (ii) such shares of Common Stock may not be sold or transferred to the Company; or (iii) such transfer could create legal difficulties for the Company.

         9. Transfer. Except as may be set forth in the next sentence of this Section, the Option shall not be transferable by the Employee other than by will or by the laws of descent and distribution, and the Option shall be exercisable, during the Employee's lifetime, only by the Employee (or, to the extent of legal incapacity or incompetency, the Employee's guardian or legal representative). Notwithstanding the foregoing, the Employee, with the approval of the Committee, may transfer all or a portion of the Option (i) (A) by gift, for no consideration, or (B) pursuant to a domestic relations order, in either case, to or for the benefit of the Employee's "Immediate Family" (as defined below), or
(ii) to an entity in which the Employee and/or members of Employee's Immediate Family own more than fifty percent of the voting interest, in exchange for an interest in that entity, subject to such limits as the Committee may establish, and the transferee shall remain subject to all the terms and conditions applicable to the Option prior to such transfer. The term "Immediate Family" shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the Employee's household (other than a tenant or employee), a trust in which these persons have more than fifty percent beneficial interest, and a foundation in which these persons (or the Employee) control the management of the assets.

         10. Company Representations. The Company hereby represents and warrants to the Employee that:

         (i) the Company, by appropriate and all required action, is duly authorized to enter into this Agreement and consummate all of the transactions contemplated hereunder; and

         (ii) the Option Shares, when issued and delivered by the Company to the Employee in accordance with the terms and conditions hereof, will be duly and validly issued and fully paid and non-assessable.

         11. Employee Representations. The Employee hereby represents and warrants to the Company that:

         (i) he or she is acquiring the Option and shall acquire the Option Shares for his own account and not with a view towards the distribution thereof;

         (ii) he or she has received a copy of the Plan as in effect as of the date of this Agreement;

         (iii) he or she has received a copy of all reports and documents required to be filed by the Company with the Securities and Exchange Commission pursuant to the Exchange Act, within the last 24 months and all reports issued by the Company to its stockholders;

         (iv) he or she understands that he or she must bear the economic risk of the investment in the Option Shares, which cannot be sold by him or her unless they are registered under the Securities Act of 1933 ("1933 Act") or an exemption therefrom is available thereunder and that the Company is under no obligation to register the Option Shares for sale under the 1933 Act;

         (v) in his or her position with the Company, he or she has had both the opportunity to ask questions and receive answers from the officers and directors of the Company and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder and to obtain any additional information to the extent the Company possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of the information obtained pursuant to clause (iii) above;

         (vi) he or she is aware that the Company shall place stop transfer orders with its transfer agent against the transfer of the Option Shares in the absence of registration under the 1933 Act or an exemption therefrom as provided herein; and

         (vii) if, at the time of issuance of the Option Shares, the issuance of such shares have not been registered under the 1933 Act, the certificates evidencing the Option Shares shall bear the following legends:

                  "The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act."

                  "The shares represented by this certificate have been acquired pursuant to a Stock Option Agreement dated as of June 18, 2002, a copy of which is on file with the Company, and may not be transferred, pledged or disposed of except in accordance with the terms and conditions thereof."


         12. Restriction on Transfer of Option Shares. Anything in this Agreement to the contrary notwithstanding, the Employee hereby agrees that he or she shall not sell, transfer by any means or otherwise dispose of the Option Shares acquired by him or her without registration under the 1933 Act, or in the event that they are not so registered, unless (i) an exemption from the 1933 Act registration requirements is available thereunder, (ii) the Employee has furnished the Company with notice of such proposed transfer and the Company's legal counsel, in its reasonable opinion, shall deem such proposed transfer to be so exempt, and (iii) such transfer is in compliance with the Company's Insider Trading Policy, as in effect at such time.

         13. Miscellaneous.

                  13.1. Notices. All notices, requests, deliveries, payments, demands and other communications which are required or permitted to be given under this Agreement shall be in writing and shall be either delivered personally or sent by registered or certified mail, or by private courier to the parties at their respective addresses set forth herein, or to such other address as either party shall have specified by notice in writing to the other. Notice shall be deemed duly given hereunder when delivered or mailed as provided herein.

                  13.2. Conflicts with the Plan. In the event of a conflict between the provisions of the Plan and the provisions of this Agreement, the provisions of the Plan shall in all respects be controlling.

                  13.3. Employee and Stockholder Rights. The Employee shall not have any of the rights of a stockholder with respect to the Option Shares until such shares have been issued after the due exercise of the Option. Nothing contained in this Agreement shall be deemed to confer upon Employee any right to continued employment with the Company or any subsidiary thereof, nor shall it interfere in any way with the right of the Company to terminate Employee in accordance with the provisions regarding such termination set forth in Employee's written employment agreement with the Company, or if there exists no such agreement, to terminate Employee at will.

                  13.4. Waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach.

                  13.5. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended except by writing executed by the Employee and the Company.

                  13.6. Binding Effect; Successors. This Agreement shall inure to the benefit of and be binding upon the parties hereto and, to the extent not prohibited herein, their respective heirs, successors, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives any rights, remedies, obligations or liabilities.

                  13.7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to choice of law provisions).

                  13.8. Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the day and year first above:

CPI AEROSTRUCTURES, INC.




By: /s/ Arthur August
   ----------------------------------------
     Name:    Arthur August
     Title:   Chairman and Chief Executive
              Officer

EMPLOYEE:


/s/ Edward J. Fred
----------------------------

                                                                  EXHIBIT A

                      FORM OF NOTICE OF EXERCISE OF OPTION

--------------------
           DATE

CPI AEROSTRUCTURES, INC.
200A Executive Drive
Edgewood, New York  11717
Attention:


                           Re:      Purchase of Option Shares

Gentlemen:

         In accordance with my Stock Option Agreement dated as of June 18, 2002 with CPI Aerostructures, Inc. ("Company"), I hereby irrevocably elect to exercise the right to purchase _________ shares of the Company's common stock, par value $.001 per share ("Common Stock"), which are being purchased for investment and not for resale.

         As payment for my shares, enclosed is (check and complete applicable box[es]):

                  |_| a [personal check] [certified check] [bank check] payable to the order of "CPI Aerostructures, Inc." in the sum of $_________;

                  |_| confirmation of wire transfer in the amount of $_____________; and/or

                  |_| with the consent of the Company, a certificate for __________ shares of the Company's Common Stock, free and clear of any encumbrances, duly endorsed, having a Fair Market Value (as such term is defined in the Performance Equity Plan 2000) of $_________.

         I hereby represent and warrant to, and agree with, the Company that:

         (i) I am acquiring the Option Shares for my own account, for investment, and not with a view towards the distribution thereof;

         (ii) I have received a copy of the Plan and all reports and documents required to be filed by the Company with the Commission pursuant to the Exchange Act within the last 24 months and all reports issued by the Company to its stockholders;

         (iii) I understand that I must bear the economic risk of the investment in the Option Shares, which cannot be sold by me unless they are registered under the Securities Act of 1933 ("1933 Act") or an exemption therefrom is available thereunder and that the Company is under no obligation to register the Option Shares for sale under the 1933 Act;

         (iv) I agree that I will not sell, transfer by any means or otherwise dispose of the Option Shares acquired by me hereby except in accordance with Company's policy, if any, regarding the sale and disposition of securities owned by employees and/or directors of the Company;

         (v) in my position with the Company, I have had both the opportunity to ask questions and receive answers from the officers and directors of the Company and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder and to obtain any additional information to the extent the Company possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of the information obtained pursuant to clause (ii) above;

         (vi) my rights with respect to the Option Shares shall, in all respects, be subject to the terms and conditions of the Company's Performance Equity Plan 2000 and the Agreement.

         (vii) I am aware that the Company shall place stop transfer orders with its transfer agent against the transfer of the Option Shares in the absence of registration under the 1933 Act or an exemption therefrom as provided herein; and

         (viii) if, at the time of issuance of the Option Shares, the issuance of such shares have not been registered under the 1933 Act, the certificates evidencing the Option Shares shall bear the following legends:

                           "The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act."

                           "The shares represented by this certificate have been acquired pursuant to a Stock Option Agreement dated as of June 18, 2002, a copy of which is on file with the Company, and may not be transferred, pledged or disposed of except in accordance with the terms and conditions thereof."


         Kindly forward to me my certificate at your earliest convenience.


Very truly yours,

------------------------------           ---------------------------------------
(Signature)                              (Address)

------------------------------           ---------------------------------------
(Print Name)

                                         ---------------------------------------
                                         (Social Security Number)

                                        2